SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of
             Duty to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                        Commission File Number: 000-12390

                               Quantum Corporation

             (Exact name of registrant as specified in its charter)

            500 McCarthy Boulevard, Milpitas, CA 95035 (408) 894-4000

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Preferred Share Purchase Rights(1)

            (Title of each class of securities covered by this Form)

                                  Common Stock

                   7% Convertible Subordinated Notes Due 2004

                         Preferred Share Purchase Rights

   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [X]          Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)  [ ]                    Rule 15d-6  [ ]
          Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification or notice date: zero (0)

---------------------------
     (1) This Form 15 relates only to the Preferred Share Purchase Rights distributed pursuant to a Preferred Shares Rights Agreement dated as of August 3, 1988 between Quantum Corporation and Bank of America, N.T. & S.A., as Rights Agent, and registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 on Form 8-A filed with the Commission on August 5, 1988.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Quantum Corporation has caused this certification to be signed on its behalf by the undersigned duly authorized person.



Date:   September 21, 1998      By:    /s/ Andrew Kryder
                                     -------------------------------------------
                                     Andrew Kryder
                                     Vice President, Finance and General Counsel